June 6, 2018

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Attention:	Mr. Karl Hiller
Mr. John Hodgin
Mr. John Reynolds

Re:	Par Pacific Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2017
Filed March 12, 2018
File No. 001-36550

Dear Mr. Hiller,

This letter is in response to your letter dated May 23, 2018 (the “Comment Letter”) to Par Pacific Holdings, Inc. (the “Company”), transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission relating to the above referenced Annual Report on Form 10-K for the Year Ended December 31, 2017.

As the Company is scheduled to discuss the Comment Letter with the Staff on June 7, 2018, the Company will not submit a written response within the 10 business day deadline set forth in the Comment Letter. The Company expects to submit a written response to the Staff following this scheduled discussion.

Thank you for your consideration of the Company’s request for an extension. Please call the undersigned at (832) 916-3386 with any questions or concerns.

Very truly yours,

/s/ J. Matthew Vaughn
J. Matthew Vaughn
Senior Vice President and General Counsel

800 Gessner Rd., Suite 875 | Houston, Texas 77024

Office: (832) 916-3386 | Fax: (832) 916-3329